July 30, 2015

VIA EDGAR

Era Anagnosti

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             Heritage Oaks Bancorp

Post-Effective Amendment No 7 to Registration Statement on Form S-1

Filed July 2, 2015

File No. 333-166015

Dear Ms. Anagnosti,

On behalf of Heritage Oaks Bancorp, a California corporation (the “Company”), we respectfully set forth below the Company’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 16, 2015 (the “Comment Letter”)  concerning the Company’s Post-Effective Amendment No 7 to Registration Statement on Form S-1 (the “Post-Effective Amendment”).  For your convenience, we have included the Staff’s comments below in bold and have keyed our responses accordingly.

The Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1222 Vine Street, Paso Robles, CA 93446 | 805.369.5238 | ggehlmann@heritageoaksbank.com

U.S. Securities & Exchange Commission

July 30, 2015

STAFF COMMENT:

General

1.                                      We note that Post-Effective Amendment No. 6 to Form S-1, File No. 333-166015, included audited financial statements for the fiscal year ended December 31, 2013.  Post-Effective Amendment No. 6 was declared effective on April 30, 2014.  Under Section 10(a)(3) of the Securities Act, “when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than sixteen months prior to such use.” Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) accompany or precede the confirmation of the sale of a security.  Please tell us whether you have made any offers and/or sales of your common stock using the prospectus during the period in which the audited financial statements were not current.

COMPANY RESPONSE:

To the knowledge of the Company, after due inquiry of the Company’s transfer agent and the selling shareholders, the Company is not aware of any offers and/or sales of the Company’s common stock issued in the 2010 private placement using the prospectus during the period in which the audited financial statements were not current (April 30, 2015 to the present) and it is the understanding of the Company that no offers or sales of the Company’s common stock issued in the 2010 private placement will be made using the prospectus prior to the effective date of Post-Effective Amendment No. 7.

Sincerely,

/s/ Gregory A. Gehlmann

Gregory A. Gehlmann
Senior Vice President/ Corporate Secretary
Heritage Oaks Bancorp

cc:	Simone Lagomarsino
President and Chief Executive Officer
Heritage Oaks Bancorp

Jordan E. Hamburger, Esq.
Manatt, Phelps & Phillips, LLP